EXHIBIT 99.2

AMARC RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED MARCH 31, 2025

AMARC RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED MARCH 31, 2025

1.1	DATE	3

1.2	OVERVIEW	4

1.3	SELECTED ANNUAL INFORMATION	26

1.4	SUMMARY OF QUARTERLY RESULTS	26

1.5	RESULTS OF OPERATIONS	27

1.6	LIQUIDITY	30

1.7	CAPITAL RESOURCES	30

1.8	OFF-BALANCE SHEET ARRANGEMENTS	30

1.9	TRANSACTIONS WITH RELATED PARTIES	30

1.10	PROPOSED TRANSACTIONS	31

1.11	CRITICAL ACCOUNTING ESTIMATES	1

1.12	CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION	31

1.13	FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS	31

1.14	OTHER MD&A REQUIREMENTS	32

1.14.1	ADDITIONAL DISCLOSURE FOR VENTURE ISSUERS WITHOUT SIGNIFICANT REVENUE	32

1.14.2	DISCLOSURE OF OUTSTANDING SHARE DATA	32

1.14.3	DISCLOSURE CONTROLS AND PROCEDURES	33

1.14.4	INTERNAL CONTROLS OVER FINANCIAL REPORTING PROCEDURES	33

1.14.5	LIMITATIONS OF CONTROLS AND PROCEDURES	34

1.15	RISK FACTORS	34

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AMARC RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED MARCH 31, 2025

1.1 DATE

This Management's Discussion and Analysis ("MD&A") should be read in conjunction with the audited financial statements (the “Annual Financial Statements”) of Amarc Resources Ltd. (“Amarc”, or the “Company”) for the year ended March 31, 2025, and the audited condensed financial statements (the “Financial Statements”) of the Company for the year ended March 31, 2025, both of which are publicly available on SEDAR+ at www.sedarplus.ca. All monetary amounts herein are expressed in Canadian Dollars ("CAD") unless otherwise stated.

The Company reports in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IASB") and interpretations of the IFRS Interpretations Committee (together known as "IFRS"). The following disclosure and associated Financial Statements are presented in accordance with IFRS.

This MD&A is prepared as of July 18, 2025.

Cautionary Note to Investors Concerning Forward-looking Statements

This news release includes certain statements that may be deemed "forward-looking statements". All such statements, other than statements of historical facts that address exploration plans and plans for enhanced relationships are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Assumptions used by the Company to develop forward-looking statements include the following: Amarc's projects will obtain all required environmental and other permits and all land use and other licenses, studies and exploration of Amarc's projects will continue to be positive, and no geological or technical problems will occur. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, potential environmental issues or liabilities associated with exploration, development and mining activities, exploitation and exploration successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and tenure and delays due to third party opposition, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, exploration and development of properties located within Aboriginal groups asserted territories may affect or be perceived to affect asserted aboriginal rights and title, which may cause permitting delays or opposition by Aboriginal groups, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Amarc Resources Ltd., investors should review Amarc's annual Form 20-F filing with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedarplus.ca.

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AMARC RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED MARCH 31, 2025

1.2 OVERVIEW

Amarc is a mineral exploration and development company with an experienced and successful management team focused on developing a new generation of long life, high value British Columbia (“BC”) porphyry copper-gold (“Cu-Au”) mines. By combining high demand projects with successful management, Amarc has created a solid platform to create value from its exploration and development stage assets.

Amarc is advancing its JOY, DUKE and IKE porphyry Cu±Au districts located in northern, central and southern BC, respectively. The JOY, DUKE and IKE Districts represent significant potential for the discovery and development of multiple and important-scale, porphyry Cu±Au deposits. Importantly, each of the three districts is located in proximity to industrial infrastructure – including power, highways and rail.

Work programs, including substantial drilling took place across all three of Amarc’s Cu-Au Districts in 2024 with a combined investment of over $23 million.

JOY Cu-Au District

Amarc entered into a Mineral Property Earn-In Agreement (“Agreement”) with Freeport Freeport-McMoRan Mineral Properties Canada Inc. (“Freeport”), a wholly owned subsidiary of Freeport-McMoRan Inc. on the JOY District (“JOY” or the “District”) in 2021 (Amarc release, May 12, 2021). Freeport may acquire up to a 70% ownership interest in JOY by making staged investments totaling $110 million. Freeport has funded over $35 million, including approximately $12 million in 2024, and has earned a 60% interest in the JOY District (Amarc release May 29, 2025). Significant drilling as commenced under an approved 2025 $10 million program (see Amarc release July 16, 2025).

A significant new discovery was made in the JOY Cu-Au District in 2024: the high grade, gold-rich porphyry Cu-Au-Ag AuRORA deposit.  AuRORA is characterized by the excellent lateral and vertical continuity of its mineralization that begins near to the surface and is open to lateral expansion.  Amarc also made a second discovery of new mineralization at the Twins Cu-Au deposit target as well as intersecting additional porphyry Cu-Au mineralization at the Canyon Discovery (made in 2022) and the historical PINE Deposit (Amarc release, February 28, 2025).  S

In February 2025, Amarc announced it had optioned 22 mineral claims forming the Brenda Property located adjacent to the JOY District mineral tenure from Canasil Resources (see Other Properties for additional details).  The Brenda Property lies immediately to the east of the new AuRORA Cu-Au-Ag discovery. This new ground provides additional opportunities for growth at AuRORA and for new discoveries;  it also hosts the Brenda porphyry Au-Cu-Ag deposit (Amarc release, February 11, 2025). Subsequently, Freeport has exercised its right under the Agreement to have the entire Brenda Property included in the JOY District (Amarc release July 16, 2025).

Additionally in July 2025, Amarc announced that it had exercised its right to have approximately 32% of the total mineral claims area of Freeport’s option to acquire 80% of the PIL Property (see Finlay Minerals Ltd. (TSXV:FYL) release April 17, 2025) brought into the JOY District. The PIL Property lies adjacent to the northwestern part of the JOY District. Three additional claims staked by Amarc, and lying adjacent to the southeast of the JOY District have also been added to the District (Amarc July 16, 2025 release).

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AMARC RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED MARCH 31, 2025

DUKE Cu-Au District

Amarc entered into a Mineral Property Earn-In Agreement (the "EIA") with Boliden Mineral Canada Ltd. (”Boliden”), an entity within the Boliden Group of companies on the DUKE District in late 2022 (Amarc release, November 22, 2022). Under the terms of the DUKE Agreement, Boliden has a two-staged option to earn up to a 70% interest in the DUKE District by investing $90 million in exploration and development expenditures.  Since that time, Boliden has provided $20 million to advance exploration at DUKE and has committed to an additional $10 million investment during 2025.

Winter drilling in the DUKE Cu-Au District in 2024 identified two new areas with significant resource expansion potential at the DUKE Deposit (Amarc release, June 25, 2024). In addition, drill testing of high potential Cu-Au targets across the District commenced in the summer of 2024. Over a timespan of less than 12 months, Amarc's DUKE District program has revealed hallmarks of early-stage exploration success within a greenfields district.

IKE Cu-Au District

Amarc is self funding work at the IKE Cu-Au District.  Following the discovery of a significant porphyry copper deposit – the IKE copper-molybdenum-silver (“Cu-Mo-Ag”) deposit, Amarc re-initiated work in 2024 to test the Cu-Au potential of this District, focusing on the historical, higher grade Empress Cu-Au deposit and the Greater Empress Area. The program included re-logging and re-assaying of core from historical drilling in the Empress area, and new drilling in nine holes at the Empress Deposit and Empress East Deposit Target together with ground and airborne survey work.

Historical drilling at Empress had encountered significant higher grade Cu-Au-Ag replacement-style mineralization. Re-assay work showed that the majority of the historical assays have strong positive correlations with the 2024 re-assay data; hence, the historical database can be used in modelling and resource estimation moving forward. The new drilling completed in 2024 intersected additional significant mineralization, further supporting the historical results and high potential for expansion of the Empress Deposit (Amarc release, May 14, 2025).

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AMARC RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED MARCH 31, 2025

LOCATION OF THE COMPANY’S JOY, DUKE and IKE DISTRICTS

Each of Amarc’s Projects are indicated by a star.

The JOY Cu-Au District

The approximately 630 km2 JOY District is located immediately to the north of the prolific Kemess porphyry Cu-Au district (the “Kemess District”) in the Toodoggone region of north-central BC. A geological region with high potential for important porphyry and epithermal deposits, the Toodoggone is part of BC's Golden Horseshoe, which includes the Golden Triangle to the west.

Through its association with Hunter Dickinson Inc. (“HDI”), Amarc's technical team was first to recognize the Kemess District's true porphyry potential, acquiring both Kemess North and Kemess South as early-stage prospects and advancing both to significant porphyry Cu-Au deposits. Kemess South was sold on beneficial terms to a predecessor of Northgate Minerals, which brought the deposit into production. Northgate Minerals produced 3 million ounces of Au, and 750 million pounds of Cu over a 13-year period to 20111 from Kemess South mine. The Kemess District, now owned by Centerra, includes the government-approved Kemess Underground Project (the deeper higher-grade extension of the Kemess North deposit), the advanced stage Kemess East deposit as well as the mined-out Kemess South deposit. The resource road that services Centerra’s deposits and the historical Lawyers and Shasta Au-Ag mines, also provides access to Amarc’s JOY District.

________________________________

1 SRK Consulting (Canada) Inc. 2013 NI-43-101 Technical Report on the Kemess Underground Project, British Columbia, Canada, AuRico Metals Ltd.

Sedar

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AMARC RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED MARCH 31, 2025

Three deposit discoveries have been made in the JOY District over the past four years.  These include the high grade AuRORA Cu-Au-Ag Deposit made in 2024, the Twins Cu-Au Discovery also made in 2024, and the Canyon Cu-Au Discovery made in 2022.  Drilling  has also expanded the Canyon Discovery and the historical PINE porphyry Cu-Au deposit (the “PINE Deposit”), which remains open to expansion laterally and to depth, and established a pipeline of other large, high potential, porphyry Cu-Au targets across the District.

AuRORA Deposit Discovery

The high grade, gold-rich porphyry Cu-Au-Ag AuRORA Deposit was discovered in the expansive Northwest Gossan (“NWG”) Target, in an area of the JOY District that until 2024 had not been drill tested.

Hole JP24057, the first hole ever drilled at AuRORA, intersected a new porphyry Cu-Au-Ag system hosting high and continuous Au grades (see Table 1).  Following completion of this discovery hole, Amarc initiated systematic step out drilling with three core rigs, with a view to begin to outline the Cu-Au-Ag deposit.

Hole JP24057 and six other holes were drilled at approximately 100 m intervals on east-west Section 7800N. Drilling on this section established a 600 m wide zone of porphyry Cu-Au-Ag mineralization characterized by excellent lateral and vertical continuity that extends from near surface and is open to lateral expansion.  Results from six holes drilled on Section 7900N (some 100 m to the north of Section 7800N) at the AuRORA Deposit built positively on those from Section 7800N, including intersections of high grades of Au in combination with strong Cu and Ag values with again lateral and vertical continuity that begin near the surface.  The consistency of the grades within the holes at AuRORA are illustrated in the sample-by-sample results for holes JP24059 and JP24074 on Section 7800N and JP24073 and JP24075 on Section 7700N that are provided in the Amarc releases on January 17, 2025 and January 20, 2025, respectively.

Seven additional AuRORA Deposit holes were drilled along four east-west sections: Section 8000N, located 100 m to the north of Section 7900N, and Sections 7700N, 7600N and 7500N located 100 m, 200 m and 300 m south, respectively, of Section 7800N - the discovery section.  Fewer holes were drilled on these sections, and other drill sections were not initiated, as the Company was required to demobilize when the camp housing the Amarc crew closed for the season.  Nevertheless, collectively, the 20 initial holes completed at AuRORA in 2024, advanced Amarc’s objective to systematically outline a significant Cu-Au-Ag deposit.

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AMARC RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED MARCH 31, 2025

Table 1: JOY AuRORA Porphyry Cu-Au-Ag Deposit Discovery

Mineralized Intervals of Significance

Section	Drill Hole	Incl.	From (m)	To (m)	Int.[1,2,3] (m)	Au (g/t)	Cu (%)	Ag (g/t)	CuEQ[4] (%)
7800	JP24057		18.00	100.00	82.00	1.24	0.38	2.5	1.08
		Incl.	58.00	100.00	42.00	1.97	0.49	3.6	1.61
			120.29	190.00	69.71 [5]	2.56	0.42	5.0	1.88
		Incl.	120.29	166.00	45.71	3.30	0.56	6.2	2.44
		And	120.29	136.00	15.71	4.54	0.84	8.6	3.42
	JP24059		24.00	295.25	271.25	0.98	0.25	1.9	0.81
		Incl.	24.00	194.50	170.50	1.32	0.34	2.6	1.09
		And	106.00	194.50	88.50	2.29	0.46	3.7	1.76
		Incl.	211.00	239.10	28.10	0.99	0.18	1.1	0.73
	JP24071		21.10	233.00	211.90 [6]	1.36	0.40	3.4	1.18
		Incl.	104.00	212.00	108.00	2.38	0.60	5.2	1.96
	JP24074		69.00	231.00	162.00	2.19	0.63	7.0	1.90
		Incl.	84.00	231.00	147.00	2.40	0.69	7.6	2.08
		And	111.00	219.00	108.00	3.09	0.82	9.0	2.59
		And	135.00	216.00	81.00	3.69	0.92	9.7	3.04
	JP24076		57.00	198.00	141.00 [7]	0.73	0.18	1.3	0.60
		Incl.	102.00	198.00	96.00	1.00	0.24	1.8	0.81
		And	129.00	180.00	51.00	1.44	0.31	2.2	1.13
	JP24079		179.00	189.50	10.50	0.06	0.24	2.7	0.29
			341.00	400.70	59.70	0.29	0.08	1.7	0.26
7900	JP24082		131.00	277.95	146.95	0.34	0.22	3.2	0.43
		Incl.	161.00	277.95	116.95	0.39	0.25	3.8	0.50
		And	212.00	242.00	30.00	0.84	0.54	7.2	1.06
	JP24060		31.00	59.00	28.00	0.19	0.16	0.7	0.27
			74.00	203.90	129.90	2.40	0.61	5.3	1.98
		Incl.	104.00	185.00	81.00	3.58	0.85	7.4	2.89
		And	131.00	182.00	51.00	4.48	0.96	8.4	3.50
	JP24063		25.40	40.40	15.00	0.25	0.08	0.5	0.22
			70.40	202.05	131.65	1.01	0.30	2.8	0.88
		Incl.	102.95	202.05	99.10	1.17	0.33	3.2	1.00
			242.00	253.40	11.40	1.55	0.34	3.5	1.23
			301.40	334.80	33.40	0.32	0.10	1.0	0.29
			349.40	355.40	6.00	0.31	0.07	0.5	0.25
			370.40	376.40	6.00	0.23	0.08	0.7	0.21
			382.40	412.40	30.00	0.20	0.08	1.0	0.20
			418.40	424.15	5.75	0.33	0.06	0.9	0.25
	JP24068		47.40	239.40	192.00	0.52	0.25	2.6	0.56
		Incl.	104.40	187.00	82.60	0.75	0.34	3.8	0.78
		and	113.40	154.25	40.85	0.89	0.41	4.8	0.94
	JP24073		102.00	321.00	219.00	0.98	0.24	2.0	0.80
		Incl.	102.00	233.20	131.20	1.40	0.34	2.8	1.13
		and	138.00	233.20	95.20	1.62	0.37	2.9	1.28
		and	147.00	156.00	9.00	2.47	0.54	5.7	1.96
		Incl.	240.00	261.00	21.00	0.45	0.09	1.0	0.35
		Incl.	270.00	321.00	51.00	0.40	0.11	0.8	0.34
			333.00	345.00	12.00	0.21	0.07	0.5	0.19
			354.00	363.00	9.00	0.15	0.08	1.0	0.17
			372.00	387.00	15.00	0.42	0.07	0.8	0.31
	JP24075		33.50	299.15	265.65	1.24	0.31	3.4	1.02
		Incl.	36.70	164.40	127.70	2.21	0.50	5.1	1.76
		and	36.70	146.00	109.30	2.41	0.51	5.3	1.89
		and	36.70	47.00	10.30	3.60	0.61	6.1	2.65
		and	56.80	84.00	27.20	3.08	0.51	6.7	2.27
		and	95.00	128.00	33.00	2.39	0.59	6.1	1.97
		Incl.	164.40	299.15	134.75	0.34	0.13	1.9	0.34
	JP24077		141.30	187.00	45.70	0.54	0.22	2.0	0.54

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AMARC RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED MARCH 31, 2025

Section	Drill Hole	Incl.	From (m)	To (m)	Int.[1,2,3] (m)	Au (g/t)	Cu (%)	Ag (g/t)	CuEQ[4] (%)
8000N	JP24083		74.00	278.00	204.00	0.74	0.28	3.9	0.72
		Incl.	157.35	208.20	50.85	1.51	0.53	6.5	1.41
		and	164.00	182.00	18.00	2.05	0.62	6.8	1.81
	JP24085	No significant results
7900N	JP24072		36.00	101.60	65.60	0.23	0.11	1.6	0.25
		Incl.	72.00	101.60	29.60	0.32	0.15	1.9	0.34
7700N	JP24080		74.00	128.00	54.00	0.17	0.08	0.8	0.18
			137.00	269.00	132.00	1.87	0.63	5.2	1.71
		Incl.	167.00	257.00	90.00	2.53	0.81	6.5	2.26
		and	191.00	257.00	66.00	2.93	0.92	7.4	2.59
		and	215.00	239.00	24.00	4.95	1.35	10.8	4.17
	JP24081		19.00	28.00	9.00	0.24	0.07	5.2	0.23
			40.00	52.00	12.00	0.24	0.08	0.4	0.21
			73.00	295.00	222.00	0.40	0.18	2.0	0.41
		Incl.	190.00	235.00	45.00	0.82	0.23	2.7	0.70
7600N	JP24084		135.00	288.005	153.00	0.39	0.16	1.6	0.39
		Incl.	192.00	246.00	54.00	0.61	0.21	1.9	0.56
7500N	JP24061		179.00	236.40	57.40	0.24	0.13	1.4	0.27
			244.75	268.60	23.85	0.35	0.14	1.7	0.34

Notes to Table 1:

1.	Widths reported are drill widths, such that true thicknesses are unknown.
2.	All assay intervals represent length-weighted averages.
3.	Some figures may not sum exactly due to rounding.
4.

Copper equivalent (CuEQ) calculations use metal process prices of: Cu US$4.00/lb, Au US$1800/oz., and Ag US$24/oz. and conceptual recoveries of: Cu 85%, Au 72% and 67% Ag. Conversion of metals to an equivalent copper grade based on these metal prices is relative to the copper price per unit mass factored by conceptual recoveries for those metals normalized to the conceptualized copper recovery. The metal equivalencies for each metal are added to the copper grade. The general formula for this is: CuEQ% = Cu% + ((Au g/t * (Au recovery / Cu recovery) * (Au $ per oz./31.1034768 / Cu $ per lb. * 22.04623)) + ((Ag g/t * (Ag recovery / Cu recovery) * (Ag $ per oz./ 31.1034768 / Cu $ per lb. * 22.04623)).

5.	Drill hole JP24057 interval 166-169 m comprised broken ground, no core was recovered, and it was therefore averaged at zero grade.
6.	Drill hole JP24071 interval 179-182 m comprised broken ground, no core was recovered, and it was therefore averaged at zero grade.
7.	Drill hole JP24076 intervals 72-75 m, 78-81 m and 96-102 m comprised broken ground, no core was recovered, and each was therefore averaged at zero grade.
8.	Drill hole JP24084 interval 201-207 m comprised broken ground, no core was recovered, and it was therefore averaged at zero grade.

In addition to the 20 holes completed at the AuRORA discovery in 2024, five initial scout drill holes were completed elsewhere within the 3.7 km2 NWG Target, as defined by Induced Polarization (“IP”) chargeability ground geophysics. The location of these scout drill holes was based on 2023 exploration survey data, and information from this drilling has been assessed in conjunction with the AuRORA discovery drill hole data and results from expanded surface geochemical sampling completed at NWG in 2024 to guide the 2025 program.

Nine other sulphide systems have also been established at JOY. These systems occur along trends similar to those found in some of the world’s major porphyry Cu districts (Amarc release, January 20, 2025). Drilling to date in three of these sulphide systems, the Twins, PINE and Canyon, have intersected significant porphyry Cu-Au mineralization.

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AMARC RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED MARCH 31, 2025

The highly prospective Twins porphyry target sulphide system is defined by a 7 km2 IP chargeability geophysics anomaly.  One of the early scout holes JP22020, tested a magnetic high within the chargeability anomaly and intersected a broad 204 m geochemically anomalous interval with 136 ppb Au and 340 ppm Cu from 12 m, and was considered to be in proximity to a porphyry Cu-Au deposit. In 2024, follow up hole JP24051 was set back 187 m to the northeast and drilled on the same section but below JP22020: it returned intercepts of 96 m of 0.25% CuEQ with 0.27 g/t Au, 0.09% Cu and 0.5 g/t Ag from 345 m, and 124 m of 0.33% CuEQ with 0.35 g/t Au, 0.13% Cu and 0.6 g/t Ag from 491 m. Additional drilling is required to determine the extent and nature of this discovery and to further explore the extensive, high potential Twins Target.

The PINE Deposit and its expansion potential are hosted within a 6 km2 mineralized system, which remains to be fully explored. Prior to 2022, the historical PINE Deposit was known to extend over approximately 600 m by 900 m and be open to expansion internally and laterally as well as to depth. Amarc drilling in 2021 at PINE returned some long intersections, including 101.90 m of 0.56% CuEQ  (0.23% Cu, 0.57 g/t Au and 2.4 g/t Ag) in hole JP21007 and 244.10 m of 0.35% CuEQ (0.11% Cu, 0.41 g/t Au and 1.19 g/t Ag) in JP21009 (Amarc release, March 7, 2022). Continued drilling by Amarc successfully intercepted significant mineralization that extended the footprint of the deposit over a strike length of 1,700 m within a 2,600 m mineralized footprint. Example intersections from drilling in 2022 include 204 m of 0.42% CuEQ (0.18% Cu, 0.41 g/t Au and 2.3 g/t Ag) in hole JP22010 and 105 m of 0.40% CuEQ (0.13% Cu, 0.47 g/t Au and 1.8 g/t Ag) in hole JP22013 (Amarc release March 2, 2023).

Drill hole JP24058 completed in 2024 was designed to step out 250 m to the southeast from the known PINE Deposit to look for lateral extensions and high grade feeder structures. Unfortunately, the hole was deflected off course after intersecting a fault; however, JP24058 successfully intersected 182 m of 0.32% CuEQ with 0.26 g/t Au, 0.16% Cu and 2.3 g/t Ag from 368 m, including 110 m of 0.44% CuEQ with 0.34 g/t Au, 0.23% Cu, 3.1 g/t Ag from 440 m and 36.85 m of 0.79% CuEQ with 0.51 g/t Au, 0.48% Cu and 3.7 g/t Ag from 785 m. These mineralized intersections have expanded the PINE Deposit 180 m to the east and 180 m to the south. Significant additional drilling is required to fully delineate the PINE Deposit and assess the Cu-Au potential within the greater PINE Target.

The Canyon Discovery is outlined by an underexplored 5 km2 IP chargeability geophysics anomaly which indicates the presence of a large-scale sulphide system. Previous reconnaissance drilling at Canyon discovered a significant new zone of porphyry Cu-Au mineralization with hole JP22030 intersecting 96 m of 0.51% CuEQ (0.39% Cu, 0.18 g/t Au and 2.6 g/t Ag), within 296 m of 0.39% CuEQ (0.30% Cu, 0.14 g/t Au and 1.7 g/t Ag) and 10.5 m of 0.77% CuEQ (0.61% Cu, 0.25 g/t Au, 2.1 g/t Ag) (Amarc release, March 2, 2023).

In 2024, drill hole JP24046 stepped out 250 m to the east-northeast from JP22030, successfully extending the mineralization to depth and intercepting 402 m of 0.22% CuEQ with 0.16% Cu, 0.09 g/t Au and 1.2 g/t Ag including 51 m of 0.44% CuEQ with 0.32% Cu, 0.18 g/t Au and 1.8 g/t Ag. The Canyon Discovery remains open to expansion and requires substantial drilling to delineate the Cu-Au potential.

Assay data from 2024 holes drilled at NWT, Twins, PINE, Canyon and other targets drilled in the same season are provided in Table 2.

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AMARC RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED MARCH 31, 2025

Table 2: Drill Hole Assay Data Outside of the AuRORA Discovery

Porphyry System	Drill Hole	Incl.	From (m)	To (m)	Int.[1,2,3] (m)	Au (g/t)	Cu (%)	Ag (g/t)	CuEQ[4] (%)
NWG	JP24055		115.00	118.00	3.00	0.18	0.06	0.5	0.17
			130.00	145.00	15.00	0.44	0.09	0.4	0.33
			166.00	169.00	3.00	0.21	0.12	1.2	0.25
	JP24064	No significant results
	JP24066	No significant results
	JP24069	No significant results
	JP24078	No significant results
Twins	JP24048		69.00	81.00	12.00	0.22	0.06	0.2	0.18
	JP24049		105.00	111.00	6.00	0.31	0.02	0.3	0.20
			126.00	129.00	3.00	0.17	0.06	0.8	0.16
			132.00	144.00	12.00	0.32	0.05	0.5	0.24
			156.00	201.00	45.00	0.25	0.06	0.7	0.20
	JP24051		294.00	297.00	3.00	0.22	0.04	0.3	0.16
			309.00	314.30	5.30	0.38	0.08	0.6	0.30
			324.00	333.00	9.00	0.23	0.06	0.3	0.18
			345.00	440.85	95.85	0.27	0.09	0.5	0.25
			490.90	615.00	124.10	0.35	0.13	0.6	0.33
		Incl.	490.90	570.00	79.10	0.41	0.16	0.8	0.39
		and	504.00	516.00	12.00	0.54	0.18	1.1	0.49
		and	540.00	547.25	7.25	0.61	0.19	0.9	0.54
			634.65	642.55	7.90	0.13	0.09	0.4	0.17
			643.50	653.95	10.45	0.19	0.11	0.5	0.22
			655.10	658.10	3.00	0.13	0.10	0.5	0.17
	JP24047	No significant results
	JP24052	No significant results
	JP24053	No significant results
Canyon	JP24046		329.00	338.00	9.00	0.04	0.38	5.4	0.44
			560.00	962.00	402.00	0.09	0.16	1.2	0.22
		Incl.	608.00	659.00	51.00	0.18	0.32	1.8	0.44
		and	632.00	641.00	9.00	0.43	0.66	3.0	0.92
		Incl.	683.00	710.00	27.00	0.08	0.19	1.7	0.25
		Incl.	743.00	761.00	18.00	0.11	0.22	1.1	0.29
		Incl.	806.00	815.00	9.00	0.15	0.21	1.5	0.30
		Incl.	833.00	881.00	48.00	0.12	0.18	1.1	0.25
		and	848.00	860.00	12.00	0.20	0.24	1.1	0.36
	JP24050	No significant results
PINE	JP24058		368.40	550.35	181.95	0.26	0.16	2.3	0.32
	Incl.		368.40	371.40	3.00	0.19	0.06	0.8	0.16
	Incl.		377.40	380.40	3.00	0.13	0.08	1.0	0.16
	Incl.		383.40	393.90	10.50	0.18	0.09	1.4	0.20
	Incl.		395.40	425.40	30.00	0.20	0.09	1.5	0.21
	Incl.		440.25	550.35	110.10	0.34	0.23	3.1	0.44
			665.40	701.40	36.00	0.09	0.14	1.4	0.20
	Incl.		665.40	674.40	9.00	0.14	0.14	1.0	0.23
	Incl.		677.40	686.40	9.00	0.07	0.17	1.7	0.22
	Incl.		693.90	701.40	7.50	0.16	0.24	2.5	0.34
			710.40	713.40	3.00	0.08	0.12	0.9	0.17
			784.90	821.75	36.85	0.51	0.48	3.7	0.79
SWT	JP24065		179.00	185.00	6.00	0.41	0.01	0.3	0.24
			191.00	206.00	15.00	0.26	0.02	0.3	0.17
			215.00	227.00	12.00	0.40	0.03	0.6	0.26
	JP24067	No significant results
CT	JP24070		191.00	194.00	3.00	0.01	0.28	1.7	0.30
Mex S	JP24054		59.00	62.00	3.00	0.16	0.06	2.7	0.16
			431.40	434.40	3.00	0.13	0.12	7.1	0.25
	JP24056		70.00	73.00	3.00	0.14	0.02	7.5	0.15
More Mex	JP24062		80.00	83.00	3.00	0.05	0.07	148.0	1.12

Notes: See Table 1.

-11-

AMARC RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED MARCH 31, 2025

It is noted that historically, the PINE Deposit in the JOY District saw several phases of drilling. Initial work by Amarc in the District identified significant expansion potential at the PINE Deposit, and also at the MEX deposit target for drill testing. In addition, Amarc defined seven large (approximately 1 to 5 km2), high potential porphyry Cu-Au exploration target areas, each of which hosts multiple targets that were either drill-ready or could rapidly be brought up to a drill ready status by the completion of focused surface surveys. A highly effective targeting strategy was initially achieved by combining and interpreting information from the Company’s exploration surveys and extensive historical datasets. These datasets include results from soil geochemical sample grids, airborne magnetics and ground IP geophysical surveys, geological and alteration mapping and historical drilling. The large historical soils geochemical database (6,390 samples) was of particular use.

The JOY technical information up and including 2020 is summarized in the Company’s National Instrument 43-101 Technical Report (“JOY Technical Report”) filed under Amarc’s profile at www.sedarplus.ca and on the Company’s website at www.amarcresources.com/projects/joy-project/technical-report.  Additional details on Amarc’s exploration programs at JOY from 2021-2023 are available in previous MD&As or in new releases on the Company’s website.

JOY District Agreement with Freeport

On May 12, 2021, Amarc announced it entered into an agreement (the "JOY Agreement") with Freeport pursuant to which Freeport may acquire, through a staged two-stage option up to a 70% ownership interest in the mineral claims comprising the JOY District, plus other rights and interests, over up to a 10-year period.

To earn an initial 60% interest, Freeport is required to fund $35 million of work expenditures over a 5-year term. During the first year of the earn-in, a $4 million work program is required in the JOY District. Annual optional earn-in expenditures can be accelerated by Freeport at its discretion. Amarc will be operator during the initial earn-in period. Once Freeport has acquired such 60% interest, Amarc and Freeport will proceed to explore and develop the JOY District through a jointly owned corporation with Freeport assuming project operatorship.

Upon Freeport earning such 60% interest, it can elect, in its sole discretion, to earn an additional 10% in the mineral claims comprising the JOY District, plus other rights and interests (for a total 70% interest) by sole funding a further $75 million within the following five years.

Once Freeport has finalized its earned ownership interest at either the 60% or 70% level, each party will be responsible for funding its own pro-rata share of project costs on a 60:40 or 70:30 basis.

In 2021, Freeport increased its first-year contribution to the Company’s ongoing exploration program at the JOY District by ~50% – from $4 million to $5.94 million (Amarc release December 15, 2021).  Freeport continued to earn-in at JOY and advanced approximately $14 million in calendar 2022 for its Year 2 contribution toward the JOY exploration program (Amarc release October 11, 2022). Freeport continued to fund its earn-in in 2023 and 2024, investing a total of approximately $35 million to the end of 2024.

In May 2025, Amarc announced that Freeport had provided notice under the JOY Agreement that it had invested $35 million, under an accelerated time frame, and earned an initial 60% interest in the JOY District, and that the planned $10 million 2025 program is subject to Freeport electing to proceed to fund an additional $75 million in exploration and development programs under Stage 2 of the JOY Agreement, which election is anticipated by Amarc to be made during the third quarter of 2025 (Amarc release May 29, 2025). The approved 2025 program has commenced (July 16, 2025).

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AMARC RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED MARCH 31, 2025

JOY District Royalties

The 100% Amarc owned JOY District comprises the JOY, PINE and Paula Properties, and also the STAKED Claims. The mineral claims comprising the STAKED Claims were staked and are owned 100% by the Company.

On November 21, 2017, Amarc acquired 100% interest in the 7,200 Ha JOY Property from United Minerals Services Ltd., a private vendor. The JOY property is subject to an underlying 3% Net Smelter Return (“NSR”) royalty held by an underlying owner, which is capped at $3.5 million.

On August 29, 2017, Amarc entered into option agreements with each of Gold Fields Toodoggone Exploration Corporation (“Gold Fields”) and Cascadero Copper Corporation ("Cascadero"), which at that time held the PINE Property in a 51%:49% joint venture, that enabled Amarc to purchase 100% of the property. On December 31, 2018, Amarc completed the purchase of Cascadero’s 49% interest in the PINE property (Amarc MD&A, December 31, 2018). In December 2019, Amarc announced that it had reached an agreement with Gold Fields to amend the option agreement between the parties and purchased outright the remaining 51% of the PINE Property from Gold Fields (Amarc news release, December 9, 2019).

Gold Fields retains a 2.5% NPI royalty on mineral claims comprising about 96% of the PINE Property and a 1% NSR royalty on the balance of the claims. The NPI royalty can be reduced to 1.25% at any time through the payment to Gold Fields of $2.5 million in cash or shares. The NSR royalty can be reduced to 0.50% through the payment to Gold Fields of $2.5 million in cash or shares.

The PINE Property is subject to a 3% underlying NSR royalty payable from production to a former owner and capped at $5 million payable from production (Amarc news release, November 21, 2017).

In November 2019, Amarc entered into a purchase agreement with two prospectors to acquire 100% of a single mineral claim, called the Paula Property, located internal to the wider JOY District tenure (Amarc MD&A, December 31, 2019). The claim is subject to a 1% NSR royalty payable from commercial production that is capped at $0.5 million.

The DUKE Cu-Au District

Amarc’s DUKE District is located 80 km northeast of Smithers in the broader Babine Region, one of BC’s most prolific porphyry Cu-Au belts. The Babine Region, a 40 by 100 km north to northwesterly striking mineralized belt is host to Noranda Mines’ past producing Bell and Granisle Cu-Au mines that produced a total of 1.1 billion pounds of Cu, 634,000 ounces of Au and 3.5 million ounces of Ag2, and the advanced stage Morrison Cu-Au deposit that is also held by another company.  Amarc’s DUKE porphyry Cu discovery is located 30 km north of the Bell Mine. Extensive infrastructure, primarily relating to the forestry industry but also dating back to previous mining activity, exists in the District.

________________________

2 MINFILE Number 093L 146 and 093M 001 MINFILE Production Detail Report, BC Geological Survey, Ministry of Energy and Mines, BC.

-13-

AMARC RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED MARCH 31, 2025

The  732 km2 DUKE District includes both the DUKE porphyry Cu deposit target discovery (“DUKE”) and a series of high potential porphyry Cu-Au deposit targets generated from the Company’s ongoing district-scale targeting programs.

Historically, the porphyry Cu system at DUKE Deposit had received limited drilling. Many of the 21 shallow and closely spaced historical core holes intersected and ended in significant Cu-Mo-Ag mineralization. In the main area of known mineralization, these holes extended to only 124 m vertical depth from surface.  Amarc completed initial drill testing in 2017 and 2018.  In 2017, extensive porphyry copper-style mineralization was discovered by two holes (Amarc release, December 19, 2017). Seven of nine holes drilled by Amarc in 2018 successfully tested the geometry and grade distribution of the porphyry copper-style mineralization over an area measuring approximately 400 m north-south by 600 m east-west, with mineralization extending to the depth of drilling –  over 360 m deep. For example, drill hole DK18005 intercepted 300 m grading 0.20% CuEQ (0.22% Cu, 0.019% Mo and 1.0 g/t Ag) from 44-344 m including 232 m grading 0.35% CuEq (0.24% Cu, 0.022% Mo and 1.1 g/t Ag) and drill hole DK18006 intercepted 348 m grading 0.31% CuEQ (0.23% Cu, 0.013% Mo and 1.1 g/t Ag) from 98-46 m, including 81 m grading 0.38% CuEQ (0.28% Cu, 0.015% Mo and 1.2 g/t Ag) and 58 m grading 0.45% CuEQ (0.34% Cu, 0.017% Mo and 1.5 g/t Ag) (Amarc release, June 12, 2018).

Technical information from historical programs and Amarc work at DUKE to 2020 is summarized from the Company’s National Instrument 43-101 Technical Report (“DUKE Technical Report”) filed under Amarc’s profile at www.sedarplus.ca and on the Company’s website at www.amarcresources.com/projects/duke-project/technical-report.

Shortly after signing of the Boliden agreement, Amarc initiated delineation drilling at the DUKE Deposit, completing 11,070 m between early December 2022 and mid-March 2023.  This work confirmed the DUKE Deposit extends to depths of at least 600 m and expanded the deposit footprint laterally to over 650 m north-south by 800 m east-west. Example intercepts from 2022-2023 drilling at the DUKE Deposit include 183 m of 0.43% CuEQ (0.31% Cu, 0.019% Mo, 0.07 g/t Au,1.5 g/t Ag) from 65-248 m in hole DK22009 (Amarc release January 26, 2023), 217 m of 0.45% CuEQ (0.33% Cu, 0.018% Mo, 0.08 g/t Au, 1.5 g/t Ag) from 101-318 m in hole DK22010 (Amarc release February 15, 2023) and 82 m of 0.41% CuEQ (0.30% Cu, 0.017% Mo, 0.06 g/t Au, 1.1 g/t Ag) from 62-144 m in hole DK23022 (Amarc release June 15, 2023).

Moreover, a comprehensive exploration template was developed to effectively screen and advance an additional 16 priority exploration Cu-Au deposit targets within the DUKE District (Amarc release, June 15, 2023).

A two-phase field program was completed in 2024:

•

A delineation drilling program of 4,828 m in nine holes was completed at the DUKE Deposit in the winter of 2024. The work further defined Cu-Mo mineralization in the central portion of the Deposit and identified potentially important volumes of additional mineralization to the south and north of the main Deposit (Amarc release, June 25, 2024).

•

A summer program in 2024 included 5,815 m of core drilling in 19 holes, testing of three Cu-Au deposit targets across the prospective DUKE Cu-Au District; and 121 line-km of ground IP and airborne geophysical surveys to delineate targets for future drill testing.

-14-

AMARC RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED MARCH 31, 2025

Expanding the DUKE Porphyry Cu Deposit During the winter of 2024, two rigs continued with delineation drilling of the DUKE Cu-Mo-Ag Deposit and testing the DUKE Deposit Offset (Amarc release, June 25, 2024). Nine core holes were drilled, totalling approximately 4,828 m. Assay data is provided in Tables 3 and 4. Seven of the 9 drill holes completed intersected Cu-Mo-Ag mineralization above an approximate grade of 0.15% CuEQ (see Note 4 to Table 4) over widths of 104 m to 385 m.

DUKE Deposit

Highlights from the 2024 winter drilling at the DUKE Deposit include:

•	71 m of 0.45% CuEQ (0.35% Cu, 0.016% Mo, 0.06 g/t Au, 1.6 g/t Ag) and
104 m of 0.38% CuEQ (0.29% Cu, 0.016% Mo, 0.06 g/t Au, 1.3 g/t Ag) in hole DK24033
•	110 m of 0.38% CuEQ (0.25% Cu, 0.028% Mo, 0.04 g/t Au, 1.1 g/t Ag) and
30 m of 0.39% CuEQ (0.26% Cu, 0.025% Mo, 0.05 g/t Au, 1.4 g/t Ag) in hole DK24034
•	30 m of 0.44% CuEQ (0.35% Cu, 0.013% Mo, 0.05 g/t Au, 1.5 g/t Ag) within
203 m of 0.28% CuEQ (0.20% Cu, 0.015% Mo, 0.03 g/t Au, 1.0 g/t Ag) in hole DK24035
•	48 m of 0.34% CuEQ (0.26% Cu, 0.010% Mo, 0.05 g/t Au, 1.8 g/t Ag) in hole DK24036
•	15 m of 0.69% CuEQ (0.52% Cu, 0.024% Mo, 0.11 g/t Au, 1.9 g/t Ag) and
29 m of 0.47% CuEQ (0.31% Cu, 0.030% Mo, 0.06 g/t Au, 1.7 g/t Ag) within
208 m of 0.26% CuEQ (0.19% Cu, 0.013% Mo, 0.04 g/t Au and 1.0 g/t Ag) in hole DK24037

A new and positive structural element, the South Graben Fault (“SGF”) was recognized principally from the results of drill hole DK24036. The SGF, like many other mineralized corridors in the Babine Region, likely has a spatial relationship to the development of significant mineralized zones. Notably, recognition of the SGF indicates the possibility to expand the DUKE Deposit over a potential strike length of 700 m.  A few short historical holes drilled in the 1970’s cut the shallowest portions of this targeted volume. In most cases the holes were well mineralized, for example, 70-02 returned 113 m of 0.38% CuEQ (0.29% Cu, 0.012% Mo 0.06 g/t Au, 1.1 g/t Ag) including 12 m of 0.51% CuEQ (0.41% Cu, 0.010% Mo, 0.09 g/t Au, 1.6 g/t Ag) (see DUKE 2020 Technical Report on the Company’s website at www.amarcresources.com).

Using orientated core drilling and changing drilling orientations to along north-south sections (from previous east-west sections) provided valuable information for the geological modelling of the Deposit. This knowledge is also being applied to the drill testing of deposit targets in the DUKE District.

DUKE Deposit Offset Drill Results

Drill holes DK24038 and DK24040 returned important Cu-Mo-Ag intercepts, and with a previously reported intercept in DK18004 (Amarc release, June 12, 2018), are outlining a newly recognized volume of mineralized rock to the west of the DUKE Fault which represents a portion of the DUKE Deposit that was displaced some 450 to 500 m northwards. The initial drilling suggests that this new target has a strike length of approximately 500 m and an estimated true width of around 120 m. It remains to be fully drill delineated.

Importantly, the new accurate determination of the displacement along the DUKE Fault permitted targeting - for the first time - the location of the fault-offset portion of the Cu-Mo-Au-Ag mineralization intersected in hole DK 17001 (Amarc release, June 12, 2018). The last 93.5 m of this drill hole cut 0.31% CuEQ (0.23% Cu, 0.001% Mo, 0.12 g/t, Au, 2.7 g/t Ag), including a significant Au intersection of 0.68 g/t Au over 9 m from 509 to 518.5 m at the bottom of the hole.

-15-

AMARC RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED MARCH 31, 2025

Table 3: DUKE Deposit 2024 Assay Results

Drill Hole[5]	Azim (°)	Dip (°)	EOH (m)	Incl.	From (m)	To (m)	Int.[1,2,3] (m)	CuEQ[4] (%)	Cu (%)	Mo (%)	Au (g/t)	Ag (g/t)
DK24033	0	-45	704		347.10	507.00	159.90	0.34	0.25	0.014	0.05	1.1
				Incl.	347.10	451.00	103.90	0.38	0.29	0.016	0.06	1.3
				and	364.50	436.00	71.50	0.45	0.35	0.016	0.06	1.6
DK24034	0	-45	730.4		54.00	81.00	27.00	0.21	0.18	0.006	0.01	0.7
					108.00	123.00	15.00	0.27	0.22	0.008	0.02	1.0
					229.00	339.35	110.35	0.38	0.25	0.028	0.04	1.1
					379.00	520.40	141.40	0.32	0.21	0.021	0.04	1.1
				Incl.	472.40	502.40	30.00	0.39	0.26	0.025	0.05	1.4
DK24035	180	-44	749		176.00	203.50	27.50	0.27	0.16	0.023	0.03	0.9
				Incl.	176.00	185.00	9.00	0.48	0.25	0.054	0.04	1.1
					221.00	242.90	21.90	0.24	0.17	0.014	0.02	0.9
					280.00	298.53	18.53	0.25	0.19	0.011	0.03	1.1
					385.70	589.10	203.40	0.28	0.20	0.015	0.03	1.0
				Incl.	430.88	485.90	55.02	0.31	0.21	0.020	0.03	1.2
				Incl.	506.00	587.00	81.00	0.31	0.24	0.013	0.03	1.0
				and	557.00	587.00	30.00	0.44	0.35	0.013	0.05	1.5
					662.00	738.37	76.37	0.23	0.16	0.017	0.02	0.7
DK24036	0	-44	605		105.00	153.00	48.00	0.34	0.26	0.010	0.05	1.8
					239.00	376.00	137.00	0.21	0.15	0.009	0.03	0.7
				Incl.	239.00	312.00	73.00	0.25	0.19	0.009	0.04	0.8
DK24037	180	-44	794		371.00	756.12	385.12	0.23	0.16	0.014	0.03	0.8
				Incl.	371.00	579.50	208.50	0.26	0.19	0.013	0.04	1.0
				and	389.00	480.72	91.72	0.28	0.21	0.011	0.04	1.1
				and	466.06	480.72	14.66	0.69	0.52	0.024	0.11	2.9
				and	496.85	551.00	54.15	0.37	0.25	0.022	0.04	1.3
				and	496.85	526.00	29.15	0.47	0.31	0.030	0.06	1.7
				Incl.	602.54	612.47	9.93	0.32	0.17	0.035	0.03	0.8
				Incl.	636.36	756.12	119.76	0.22	0.15	0.015	0.02	0.6
				and	636.36	697.30	60.94	0.26	0.17	0.020	0.02	0.8
				and	656.00	697.30	41.30	0.29	0.19	0.023	0.03	0.8

Notes see Table 4

-16-

AMARC RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED MARCH 31, 2025

Table 4: DUKE Deposit Offset Drill Holes

Drill Hole[5]	Azim (°)	Dip (°)	EOH (m)	Incl.	From (m)	To (m)	Int.[1,2,3] (m)	CuEQ[4] (%)	Cu (%)	Mo (%)	Au (g/t)	Ag (g/t)
DK24038	90	-46	296		64.00	195.00	131.00	0.21	0.15	0.011	0.04	0.8
				Incl.	64.00	84.00	20.00	0.28	0.21	0.008	0.06	1.1
				and	76.87	84.00	7.13	0.37	0.28	0.010	0.08	1.4
DK24039	270	-45	182		32.00	88.00	56.00	0.15	0.13	0.003	0.02	1.0
DK24040	90	-50	392.8		68.00	282.00	214.00	0.24	0.17	0.012	0.03	0.9
				Incl.	148.00	282.00	134.00	0.26	0.18	0.014	0.04	0.9
				and	212.76	282.00	69.24	0.28	0.19	0.017	0.05	0.9
				and	248.00	282.00	34.00	0.30	0.20	0.018	0.05	0.9
DK24041	90	-45	375	No significant intercepts

>0.30% CuEQ
0.15 - 0 30% CuEQ

Notes:

1.	Widths reported are drill widths, such that true thicknesses are unknown.
2.	All assay intervals represent length-weighted averages.
3.	Some figures may not sum exactly due to rounding.
4.

Copper equivalent (CuEQ) calculations use metal process prices of: Cu US$4/lb, Au US$1800/oz., Ag US$24/oz. and Mo US$15/lb and conceptual recoveries of: Cu 85%, Mo 82%, Au 72% and 67% Ag. Conversion of metals to an equivalent copper grade based on these metal prices is relative to the copper price per unit mass factored by conceptual recoveries for those metals normalized to the conceptualized copper recovery. The metal equivalencies for each metal are added to the copper grade. The general formula for this is: CuEQ% = Cu% + ((Au g/t * (Au recovery / Cu recovery) * (Au $ per oz./31.1034768 / Cu $ per lb. * 22.04623)) + ((Ag g/t * (Ag recovery / Cu recovery) * (Ag $ per oz./ 31.1034768 / Cu $ per lb. * 22.04623)) + ((Mo% * (Mo recovery / Cu recovery) * (Mo $ per lb.) / Cu $ per lb.)).

5.	The collar locations in UTM NAD83, Zone 9N coordinates for drill holes are listed in Table 3, June 25, 2024 release.

Duke District Porphyry Cu-Au Targets

Appreciating the Cu-Au prospectivity of the Babine District and its relatively unexplored nature due to the widespread glacial cover (4 m to 18 m thick in the Amarc DUKE Deposit discovery drill holes), Amarc completed a comprehensive compilation of government and historical data over the entire DUKE District. This integrated study provided a new interpretation of the geological, geochemical and geophysical characteristics of the Babine District, identifying an initial 16 previously-unrecognized, high potential porphyry Cu-Au deposit targets. These target areas were defined, for example, by anomalous Cu-Au-Mo-Ag (and other porphyry indicator elements) till geochemistry, till samples with identified grains of bornite, chalcopyrite and/or favorable biotite feldspar porphyry, compelling up-ice magnetic geophysics features, and indications of structural control along faults emanating from large deep-seated regional structures that likely controlled the emplacement of the prospective intrusions, along with numerous other scientific vectors.

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AMARC RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED MARCH 31, 2025

Extensive airborne and ground exploration surveys were conducted in 2023 to prioritized porphyry Cu-Au targets across the DUKE District and define targets for 2024 drill testing (Amarc releases, May 17, 2023 and November 21, 2023).  In June 2025, the Company announced initiation of its 2025 exploration program and results from its initial scout drilling in 2024 at the Svea, JO and C4 targets. All three targets are located to the north of the DUKE Deposit. The JO and C4 Targets were not previously known and had not been drill tested.  The Svea Target had limited historical drill testing in the late 1960’s and early 1970’s.  The initial results show:

•	The effective use of reconnaissance scale IP and airborne magnetic geophysical surveys, along with geochemical and geological surveys for target delineation, followed by initial scout drilling, is identifying the presence of mineralized biotite-feldspar porphyry (“BFP”) intrusions. BFP intrusions are associated with most of the major porphyry Cu-Au-Mo deposits (Granisle, Bell, Morrison, DUKE and Nak) in the Babine Region. BFP intrusions hosting porphyry style Cu-Au mineralization have been recognized at the JO and C4 Targets for the first time.
•	Cu-Au ratios at the C4 and Svea occurrences indicate that the BFP intrusions are Au-enriched.
•	The presence of Au enhanced intervals at the JO Target is considered significant: gold-zinc mineralization[3] is hosted within sulphide-rich black clastic sediments and may represent an ancillary deposit target type in the DUKE District.
•	The initial drill programs at the JO, C4 and Svea targets identified prospective mineralized environments (Amarc July 2, 2025 release). Defining the scale of higher-grade mineralization within these permissive environments will be the focus of the 2025 drill programs at these and similar targets.

DUKE District Agreement with Boliden

On November 22, 2022, Amarc announced it had entered into an agreement (the “DUKE Agreement”) with Boliden Mineral Canada Ltd. (“Boliden”), a wholly-owned subsidiary of the Boliden Group.

Under the terms of the DUKE Agreement Boliden has a two-staged option to earn up to a 70% interest in the DUKE District.

To earn an initial 60% interest Boliden must fund CDN$30 million of exploration and development expenditures within four years of the effective date of the Agreement, of which CDN$5 million is a committed amount to be spent in 2022 and early 2023. Amarc will be the operator during this initial earn-in stage.

Upon earning a 60% interest, Boliden can elect to earn an additional 10% interest in the DUKE District, for an aggregate 70% interest, by funding an additional CDN$60 million of exploration and development expenditures at a minimum rate of CDN$10 million per year over the ensuing six years. Once Boliden has earned a 60% interest it will also have the right to become the operator.

Upon Boliden finalizing its earned ownership interest, Amarc and Boliden will form either a 60:40 or 70:30 unincorporated joint venture to further advance the DUKE District. At that stage each party will be responsible for funding its own pro-rata share of project costs or be subject to customary equity dilution.

Boliden has $20 million through to the end of 2024.

DUKE District Capped Royalty

Amarc holds 100% interest in the DUKE District which is largely free of any underlying royalty.

_________________________

3 Drill hole DKJ24042 returned an interesting 3 m of 3.56 g/t Au from 305 m including zinc concentration of 3,960 ppm, hosted within a fine grained, sulphide rich black clastic sediment.

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AMARC RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED MARCH 31, 2025

Trail Peak Option

In September 2023, Amarc announced it had entered into an option agreement (the “Agreement”) with Richard J (Dick) Billingsley (the “Optionor”) on a group of mineral claims, covering some 2.34 km2, located internal to and near to the northern extent of the DUKE property. Under the terms of the Agreement, Amarc can acquire 100% of these claims, subject to a 2% Net Smelter Returns royalty retained by the Optionor that is capped at $10 million, by issuing 200,000 Amarc shares and making annual cash payments of $5,000 to the Optionor plus funding an annual scholarship for Indigenous students in the amount of $20,000 per year for a period of 10 years (total of 200,000 shares and $250,000 cash).

The IKE Cu-Au District

Amarc’s 100% owned, 532 km2 IKE District is located 35 km northwest of the town of Gold Bridge in southwestern BC and near the heartland of the provinces producing porphyry Cu mines. It is proximal to industrial infrastructure including power, and also highways and rail that connect the District to Vancouver and its port facilities.

Hydrothermal alteration and mineralization, which is prospective for the discovery of porphyry Cu±Au±Mo±Ag and related deposit types occur throughout the expansive IKE District. The District occupies a highly fertile block of crust where magmatic‐hydrothermal‐structural characteristics are favorable for the formation of intrusion-related Cu±Au±Mo±Ag deposits with good grade (see below). These characteristics are common to most porphyry districts around the world that host major, and commonly multiple, Cu±Au±Mo±Ag deposits.

The greater IKE District includes the IKE porphyry Cu-Mo-Ag deposit discovery, the high potential Greater Empress area that hosts the Empress Cu-Au-Ag deposit and significant porphyry Cu-Au-Mo-Ag and Cu-Au-Ag replacement deposit targets, and also a number of promising porphyry Cu and Au-Ag epithermal targets. The District has the potential to develop into an important mining camp.

Technical information from historical work and Amarc programs to 2020 is summarized from the Company’s National Instrument 43-101 Technical Report (“IKE 2020 Technical Report”) filed under Amarc’s profile at www.sedarplus.ca and on the Company’s website at www.amarcresources.com/projects/ike-project/technical-report.

In 2024, Amarc carried out a $2.9 million, drill dominant program in the IKE District.  The program focused on the potential of the higher grade historical Empress Cu-Au Deposit, where drilling by previous companies encountered replacement style mineralization with encouraging Cu and Au grades.

Greater Empress Area

The Greater Empress Area straddles the contact of the intrusive rocks of the Coast Plutonic Complex (“CPC”) with older volcanic rocks to the north over a strike length of more than 15 km in the IKE District. Strong and widespread alteration with abundant sulphides along this contact are associated with a variety of deposit types, alteration assemblages, including Cu-Au-Ag replacement deposits such as Empress and Empress East, porphyry Cu±Au±Mo±Ag occurrences and high sulphidation epithermal Au-Ag systems.

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AMARC RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED MARCH 31, 2025

Historical drilling encountered significant higher grade Cu-Au-Ag replacement-style mineralization at the Empress Deposit hosted by altered volcanics, commonly occurring near the surface and predominantly within 100 m vertically above the contact of the CPC intrusive rocks with the overlying volcanics. Shari please add some example intercepts More limited historical drilling at the Empress East Deposit Target, some 1.3 km to the east, intercepted mineralization similar in both style and grade to the Empress Deposit.

The 2024 work comprised two principle and supporting activities: the geological re-examination (4,610.7  m in 27 drill holes) and resampling for analyses (1,541 samples from 23 holes) of historical drill core; and selected diamond drill testing on broad centres, in nine (1,873 m) new core holes, of targets within the Empress Deposit and Empress East Deposit Target to determine the strength, continuity and form of the historically identified strong Cu-Au mineralization.

Key results of the re-assaying and re-logging program include:

•	Approximately 29% of all available drill core was re-assayed with a majority of the historical assays showing strong positive correlations with the 2024 re-assay data, indicating that the historical database may be meaningfully integrated into future modelling and resource estimation.
•	Re-logging revealed a style and form of mineralization characterized by: (i) stacked significant grade Cu-Au, magnetite-silica replacement bodies within the volcanics; and (ii) thick, well mineralized porphyry-style Cu-Au-Mo intrusive-hosted zones.
•	A new appreciation of the importance of structural controls on the development of higher grade mineralized zones in the Empress replacement magnetite-silica bodies which provides a significant opportunity to build resources.

For further details on the re-assaying program see Amarc’s May 14, 2025 release.

Results from the 2024 drill holes are presented in Table 5 below. Eight of the 2024 drill holes were collared on three sections through the Empress Deposit (Amarc release, May 14, 2025).  Six of these holes intercepted significant Cu-Au mineralized zones and the deposit remains open to expansion.  A single drill hole collared at Empress East Deposit Target also intercepted significant Cu-Au mineralization.  The Empress East Deposit Target also remains open to expansion in several directions.

Although the grades and extents of the mineralization encountered so far indicate high potential at Greater Empress, the understanding of controls on the mineralization is advancing, and has confirmed the area remains substantially underexplored.

Other targets within the Greater Empress Area include:

•

Empress Gap: Limited historical drilling, mainly short <60 m deep percussion holes across the approximately 1 km Empress Gap zone located between the Empress Deposit and Empress East Deposit Target, suggests there are clear opportunities to expand the Empress Deposit and Empress East Deposit Target across the Empress Gap Target. Due to poor weather conditions in November 2024, the Gap was not drill tested; however, a single historical core hole 91-41 drilled in the Gap was re-assayed in 2024 and returned an encouraging intercept of 83.5 m at 0.21% CuEQ (0.09 g/t Au, 0.16% Cu and 0.7 g/t Ag) from 69.8 m. The Empress Gap requires comprehensive drilling.

•

Granite Porphyry: The nearby Granite porphyry Cu±Au±Ag±Mo occurrence, a deposit target concealed by shallow overburden was recognized during Amarc’s 2024 geological examination of historical drill core. This newly identified deposit target is considered a possible source of the mineralizing replacement fluids for Empress. Re-assaying of historical drill hole 91-49 returned 102.1 m of 0.26% CuEQ (0.17 g/t Au, 0.15% Cu and 0.3 g/t Ag) from 189 m. The Granite Deposit Target requires drill delineation.

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AMARC RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED MARCH 31, 2025

Table 4: Assay Results from Amarc’s 2024 Drill Program at Greater Empress

Deposit	Section	Drill Hole	Incl.	From (m)	To (m)	Int.[1,2,3] (m)	CuEQ[4] (%)	Au (g/t)	Cu (%)	Ag (g/t)
Empress	B-B’	EM24074		6.00	24.00	18.00	0.23	0.14	0.15	0.6
				30.00	210.50	180.50	0.46	0.31	0.29	0.8
			Incl.	72.00	210.50	138.50	0.55	0.37	0.34	0.9
			and	111.00	189.00	78.00	0.78	0.54	0.47	1.1
			and	123.00	183.00	60.00	0.90	0.60	0.56	1.3
	B-B’	EM24075		123.00	191.28	68.28	0.56	0.30	0.38	1.0
			Incl.	153.00	182.00	29.00	0.73	0.46	0.47	1.3
	B-B’	EM24076		5.60	19.90	14.30	0.22	0.13	0.14	0.4
				41.00	95.00	54.00	0.19	0.10	0.14	0.5
				132.00	150.00	18.00	0.31	0.18	0.21	0.4
				162.42	191.85	29.43	0.50	0.32	0.32	0.8
	B-B’	EM24077		146.50	150.00	3.50	0.37	0.26	0.22	1.1
	C-C’	EM24078		72.00	104.00	32.00	0.83	0.70	0.43	2.7
				130.00	202.00	72.00	0.40	0.20	0.28	0.8
			Incl.	143.75	177.68	33.93	0.58	0.28	0.41	0.9
	D-D’	EM24079		90.00	180.00	90.00	0.20	0.09	0.15	0.6
	C-C’	EM24080		3.00	17.00	14.00	0.37	0.21	0.25	1.0
				65.00	69.00	4.00	0.49	0.46	0.22	1.7
				99.00	186.00	87.00	0.36	0.22	0.23	1.0
			Incl.	99.00	140.00	41.00	0.52	0.36	0.31	1.3
			Incl.	162.75	186.00	23.25	0.27	0.11	0.20	0.8
	C-C’	EM24081	No Significant Results
Empress East	E-E’	EM24082		42.70	54.00	11.30	0.53	0.46	0.27	1.3
				86.00	93.00	7.00	0.30	0.07	0.25	0.9
				111.00	195.00	84.00	0.46	0.20	0.34	1.8
			Incl.	162.00	195.00	33.00	0.67	0.22	0.53	3.4

Footnotes to Tables 1 and 2

1.	Widths reported are drill widths, such that true thicknesses are unknown.
2.	All assay intervals represent length-weighted averages.
3.	Some figures may not sum exactly due to rounding.
4.

Copper equivalent (CuEQ) calculations use metal prices of: Cu US$4.00/lb, Au US$1800/oz., and Ag US$24/oz. and conceptual recoveries of: Cu 90%, Au 72% and 67% Ag. Conversion of metals to an equivalent copper grade based on these metal prices is relative to the copper price per unit mass factored by conceptual recoveries for those metals normalized to the conceptualized copper recovery. The metal equivalencies for each metal are added to the copper grade. The general formula for this is: CuEQ% = Cu% + ((Au g/t * (Au recovery / Cu recovery) * (Au $ per oz./31.1034768 / Cu $ per lb. * 22.04623)) + ((Ag g/t * (Ag recovery / Cu recovery) * (Ag $ per oz./ 31.1034768 / Cu $ per lb. * 22.04623)).

IKE Porphyry Cu-Mo-Ag Deposit

The potential of the IKE Deposit was recognized by Amarc during a review of porphyry occurrences located in underexplored mineral belts in BC. Limited historical drilling indicated the presence of a mineral system with characteristics favorable for an economically viable porphyry Cu-Mo-Ag deposit, underlying a significant area of gossanous material. Three historical drill holes, located over approximately 220 m, had intersected long continuous intercepts of chalcopyrite and molybdenite mineralization with encouraging grades

There was no follow up exploration until Amarc initiated exploration. Largely co-incident magnetic, IP chargeability geophysics and geochemical talus fines anomalies, together with geological alteration mapping have defined an extensive 9 km2 hydrothermal system, into which Amarc has completed approximately 15,455 m of core drilling in 26 widely spaced holes. This drilling has confirmed the presence of a substantial body of porphyry Cu-Mo-Ag mineralization from surface with encouraging grades, over an area 1,200 m east-west by 1,000 m north-south, and over a vertical extent of 875 m depth, that remains open to expansion. Table 5 provides selected drill intercepts for the IKE Deposit (see Amarc December 9, 2015, October 17, 2016, November 6, 2018 releases or the IKE 2020 Technical Report).

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AMARC RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED MARCH 31, 2025

Table 5: IKE DEPOSIT

Selected Drill Intervals from Amarc’s 2014-2018 Drilling

Drill Hole	From (m)	To (m)	Int. (m)[1,2,3]	Cu (%)	Au (g/t)	Ag (g/t)	Mo (%)	CuEQ(%)[4]
IK14005	269.4	325.4	56.0	0.31	-	1.6	0.064	0.55
	339.1	426.2	87.1	0.36	-	0.7	0.054	0.56
Incl.	347.7	378.6	30.9	0.47	-	1.2	0.052	0.67
	437.6	554.6	117.0	0.27	-	0.3	0.021	0.35
	602.9	616.1	13.2	0.29	-	0.6	0.009	0.32
IK15010	204.0	268.0	64.0	0.30	-	2.9	0.015	0.38
	293.0	421.0	128.0	0.33	-	3.1	0.022	0.43
Incl.	298.5	330.0	31.5	0.43	-	4.3	0.032	0.58
	444.0	506.0	62.0	0.24	-	2.3	0.020	0.32
IK15013	48.0	60.0	12.0	0.23	-	1.7	0.017	0.31
	75.0	99.0	24.0	0.24	-	1.9	0.044	0.41
	129.0	307.7	178.7	0.32	-	2.2	0.025	0.42
	339.5	366.5	27.0	0.18	-	1.2	0.030	0.30
	372.5	693.3	320.8	0.32	-	2.3	0.038	0.47
Incl.	527.4	651.5	124.1	0.43	-	3.3	0.063	0.68
IK16020	111.0	156.0	45.0	0.25	-	1.7	0.015	0.31
	314.5	381.9	67.4	0.35	-	2.8	0.023	0.45
Incl.	366.0	381.9	15.9	0.45	-	3.5	0.044	0.64
	395.8	456.0	60.2	0.53	-	3.7	0.045	0.72
	528.0	543.0	15.0	0.16	-	1.3	0.035	0.30
	549.0	582.0	33.0	0.23	-	1.6	0.110	0.64
IK18025	257.0	351.7	94.7	0.37	0.020	2.5	0.020	0.47
Incl.	308.0	345.4	37.4	0.49	0.024	3.4	0.032	0.64
	359.0	437.0	78.0	0.44	0.019	3.0	0.038	0.61
	461.0	482.0	21.0	0.14	0.005	1.0	0.054	0.35

CuEQ%	>=0.30 & <0.50
>=0.50

Notes:

1. Widths reported are drill widths, such that the thicknesses are unknown.

2. All assay intervals represent length-weighted averages.

3. Some figures may not sum exactly due to rounding.

4. Copper equivalent (CuEQ) calculations use metal prices of: Cu US$4.00/lb, Mo US$15.00/lb, Ag US$24.00/oz and Au US$1,800.00/oz and conceptual recoveries of: Cu 85%, Au 72%, 67% Ag and 82% Mo. Conversion of metals to an equivalent Cu grade based on these metal prices is relative to the Cu price per unit mass factored by predicted recoveries for those metals normalized to the copper recovery. The metal equivalencies for each metal are added to the Cu grade. The general formula for this is: CuEQ % = Cu% + (Au g/t * (Au recovery / Cu recovery) * (Au $ per oz/ 31.1034768) / (Cu $ per lb* 22.04623)) + (Ag g/t * (Ag recovery / Cu recovery) * (Ag $ per oz/ 31.1034768) / (Cu $ per lb* 22.04623)) + (Mo % * (Mo recovery / Cu recovery) * (Mo $ per lb / Cu $ per lb)).

In addition:

(-) means not assayed for.

Like many major porphyry deposits, the IKE Deposit formed in a very active, multi-stage hydrothermal system that was extensive and robust. Geological mapping and logging of diamond drill core at IKE indicate the deposit is hosted entirely by multi-phase intrusive rocks. Its overall geological setting is similar to that of many important porphyry belts along the Cordillera in North and South America.

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AMARC RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED MARCH 31, 2025

Core observations and initial petrographic studies at IKE indicate that the chalcopyrite and molybdenite mineralization occurs as fine to relatively coarse, mostly discrete grains, mainly as disseminations and less commonly in fractures and veins. Multi-element analyses have returned consistently and unusually low concentrations of metallurgically or environmentally deleterious elements. These characteristics, and the generally low concentrations of pyrite at IKE, suggest excellent potential to produce clean, good-grade Cu and Mo concentrates by standard flotation processing.

Although the focus of exploration in 2024 was in the area of the Empress Deposit, subject to funding the Company has planned an expanded, phased drill program at the IKE deposit.  The goals would be to establish a mineral resource, which would provide the basis for initial future economic studies (see 2020 IKE Technical Report).  The Company has the required permit in-hand for the proposed drill program.

IKE District – Other Potential

Additionally, there are multiple other deposit targets in the Greater Empress and broader IKE District.  Limited exploration by historical operators and/or Amarc indicates that further survey work followed by drilling is warranted at these targets (Further details are available in the IKE 2020 Technical Report).

Greater Empress Area Other Cu±Au±Mo-Ag Porphyry and Replacement Targets:  In addition to the Empress deposit, the 35 km2 Greater Empress area includes other identified compelling porphyry and replacement-style Cu-Au±Mo±Ag deposit and exploration targets. The deposit targets include, Buzzer, and the earlier-stage exploration targets include Empress West.  Buzzer is a porphyry Cu-Au target located 6 km north of IKE. Historical drilling returned some significant intervals of Cu, Au, Ag and Mo, for example, 44.2 m grading 1.15% CuEQ (0.67% Cu, 0.496 g/t Au, 5.3 g/t Ag, 0.046% Mo), including 10.7 m grading 1.52% CuEQ (0.86% Cu, 0.724 g/t Au, 6.6 g/t Ag and 0.059% Mo) in hole X-3.

IKE District Porphyry and Epithermal Targets: The IKE District also hosts several other known centres of porphyry Cu mineralization (Rowbottom, Mad Major, OMG) and Au-Ag epithermal mineralization (Battlement, Mewtwo) that exist outside of, but in proximity to and between, the IKE Deposit and Greater Empress areas. Amarc drilling one hole at Rowbottom in 2017 and intercepted 66.0 m grading 0.38% CuEQ (0.29% Cu, 0.08 g/t Au, 4.1 g/t Ag, 0.006% Mo) and 20.9 m grading 0.43% CuEQ (0.38%, 4.3 g/t Ag, 0.007% Mo),

IKE District Capped Royalties

Amarc has a 100% interest in the IKE, Granite, Juno and Galore Properties, which make up the IKE District. The mineral claims comprising the Juno Property were staked and are owned 100% by the Company.

In July 2014, Amarc acquired a 100% interest in the IKE Property from Oxford Resources Inc. (“Oxford”, formerly Highpoint Exploration Inc.). At that time Oxford’s ownership interest was converted to a 1% Net Smelter Returns (“NSR”) royalty, which can be purchased at any time for $2 million (payable in cash or common shares of Amarc at the company’s sole election).

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AMARC RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED MARCH 31, 2025

The IKE Property is also subject to a 2% underlying NSR royalty to two underlying owners, whereby Amarc has the right to purchase: (1) one half of the royalty (1%) for $2 million ($1 million of which is payable in cash, Amarc common shares, or any such combination of cash and shares, at Amarc's discretion) at any time prior to commercial production; and (2) the second half of the royalty (1%) also for $2 million ($1 million of which is payable in cash, and the balance in Amarc common shares, or any such combination of cash and shares, at Amarc's discretion) at any time on or before a commercial mine production decision has been made in respect of the IKE Property. Amarc has agreed that upon completion of a positive feasibility study it will issue 500,000 common shares to the underlying owners.

In November 2014, Amarc acquired a 100% interest in the adjoining Granite Property from Great Quest Fertilizers Ltd. ("Great Quest", previously known as Great Quest Metals Ltd., which is also referred to as “Great Quest” herein). Great Quest holds a 2% NSR royalty on that property which can be purchased for $2 million, on or before commercial production (payable in cash, Amarc common shares, or any such combination of cash and shares, at Amarc’s discretion). In addition, there is an underlying 2.5% NSR royalty on certain mineral claims within the Granite property, which can be purchased at any time for $1.5 million less any amount of royalty already paid.

In January 2017, Amarc acquired a 100% interest in the adjoining Galore Property from Galore Resources Inc. ("Galore Resources"), clear of any royalties to Galore Resources. In January 2018, Amarc concluded an agreement with the underlying owners of the Galore Property, whereby Amarc acquired all of the underlying owners’ residual interest in and to the Galore Property, including five NSR and five NPI royalties.

On September 3, 2015, Amarc entered into an agreement (the "Agreement") with Thompson Creek (now a wholly owned subsidiary of Centerra) pursuant to which Thompson Creek could acquire, through a staged investment process within five years, a 30% ownership interest in mineral claims and crown grants covering the IKE District. Under the terms of the Agreement, Thompson Creek also received an option, after acquiring its 30% interest, to acquire an additional 20% interest in the IKE District, subject to certain conditions, including the completion of a Feasibility Study. On January 11, 2017, Amarc announced that Thompson Creek, having been acquired by Au-focused Centerra, relinquished its option to earn up to a 50% interest in the IKE District. Thompson Creek had a 10% participating interest in the IKE District by investing $6 million in exploration programs undertaken in 2015 and 2016, and elected to exchange its participating interest for a 1% Conversion NSR royalty from mine production, which is capped at a total of $5 million. As a result, Amarc re-acquired 100% interest in the IKE District.

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AMARC RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED MARCH 31, 2025

Other Properties

Brenda Property

On February 11, 2025, the Company announced that it has signed a mineral property option agreement with Canasil Resources Inc. (“Canasil”) pursuant to which Amarc can acquire 100% interest in 22 mineral claims that are located adjacent to its JOY tenure and immediately to the east of its AuRORA Cu-Au-Ag discovery. The terms of the 5-year option to acquire 100% of the Brenda Property require annual payments of $400,000 with the option to purchase exercise price starting at $8 million if exercised in the first year, and increasing on an annual basis to $12 million in year five. The claims are subject to a 2% NSR royalty of which 1% (or one-half) can be acquired for $5 million before commencement of commercial mining operations and $10 million after commencement of mining. The claims fall largely within the area of common interest under the Amarc - Freeport JOY agreement of 2021 (Amarc release May 12, 2021).  Freeport has exercised its right to have the entire Brenda tenure included in the JOY Agreement (Amarc release July 16, 2025).

The adjoining 44.5 km2 Brenda Property optioned from Canasil is surrounded on three sides by Amarc’s JOY mineral tenures (see February 11, 2025 release). The Brenda Property is underlain by the same highly prospective volcanics and transitional porphyry Cu-Au and epithermal Au-Ag geological setting as at Amarc’s recent AuRORA and Canyon porphyry Cu-Au discoveries. Historical exploration of the Brenda Property has identified both epithermal and porphyry related rock alteration assemblages hosting Cu, Au and Ag mineralization, and includes an intersection of 78 m grading 0.61 g/t Au and 0.10% Cu from 110 m in hole BR-07-05, which was collared adjacent to a large gossan (see Canasil 2021 Technical Report at www.sedarplus.ca).

PIL Property

Amarc has exercised its right to have approximately 32% of the total mineral claims area of Freeport’s option to acquire 80% of the PIL Property (see Finlay Minerals Ltd. (TSXV:FYL) release April 17, 2025) brought into the JOY District (Amarc release July 16, 2025).  The PIL Property is adjacent to the northwest of the original JOY District tenure.

Approximately 32% (42.34 km2) of the PIL mineral claims area lies within the area of common interest under the Amarc – Freeport JOY Agreement. Freeport is responsible for making any expenditures to fund the exercise of the PIL option with Finlay, and expenditures incurred within the Amarc area of common interest only will count towards Freeport’s anticipated election to spend CAD $75 million under Stage 2 of the Agreement with Amarc. If Freeport fulfills its obligation to acquire 80% of the PIL Property, Amarc will have a maximum interest of 24% in the PIL mineral claims within the area of common interest.

Community Engagement and Sustainability Initiatives

Amarc works closely with local governments, indigenous groups and other stakeholders in order to advance its mineral projects responsibly, and to do so in a manner that contributes to sustainable community and economic development. The Company’s team pursues early and meaningful engagement to ensure our mineral exploration and development activities are well coordinated and broadly supported, address local priorities and concerns, and optimize opportunities for collaboration. In particular, Amarc seeks to establish mutually beneficial partnerships with indigenous groups within whose traditional territories Amarc projects are located, through the provision of jobs, training programs, contract opportunities, capacity funding agreements and sponsorship of community events. All Amarc’s work programs are carefully planned to achieve high levels of environmental and social performance.

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AMARC RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED MARCH 31, 2025

An example of Amarc’s commitment to high standards of project management is the successful environmental collaboration undertaken in partnership with Tsay Keh Dene Nation, Kwadacha Nation and Takla Nation, the indigenous communities whose traditional territories are located within the area of the JOY District, to reclaim two historical exploration camp sites abandoned by previous operators. The safe and efficient clean up was undertaken by Amarc and Chu Cho Industries, which provided the labour and heavy equipment for the reclamation at Stealth, and Amarc and the Kwadacha Nation at Pine. Chu Cho Environmental also provided video production expertise in support of a reclamation video that highlights the work done at the abandoned Stealth camp site Amarc release August 15, 2024).    The video showcasing this environmental reclamation is available on the Amarc website at the following link: https://amarcresources.com/sustainability/ .

Market Trends

Average annual prices for Cu, Mo, Au and Ag during last 5 years and year to date in calendar 2025 are shown in the following table:

Average metal price (US$)
calendar year	Copper	Molybdenum	Gold	Silver
2020	2.80/lb	8.68/lb	1,769/oz	20.54/oz
2021	4.27/lb	15.94/lb	1,799/oz	25.14/oz
2022	3.99/lb	18.73/lb	1,800/oz	21.74/oz
2023	3.84/lb	19.87/lb	1,963/oz	23.39/oz
2024	4.16/lb	21.30/lb	2,386/oz	28.27/oz
2025 (to the date of this document)	4.29/lb	20.83/lb	3,093/oz	33.22/oz

Notes:

1.	Source for copper, gold and silver is Argus Media at www.metalprices.com.
LME Official Cash Price for copper. LBMA PM price for gold. London PM fix for silver.
2.	Source for molybdenum prices is Platts.

1.3 SELECTED ANNUAL INFORMATION

The following information is derived from the Company's annual financial statements which have been prepared in accordance with IFRS as issued by the IASB effective for the respective reporting years of the Company and are expressed in Canadian Dollars. The Company's audited financial statements are publicly available on SEDAR+ at www.sedarplus.ca.

	2025	2024	2023
('$000's, except loss per share)	($)	($)	($)
Total assets	1,880	9,842	6,091
Non-current liabilities	2	814	700
Net loss for the period	3,913	43	33
Basic and diluted loss per share	0.02	0.00	0.00

1.4 SUMMARY OF QUARTERLY RESULTS

	Mar 31	Dec 31	Sept 30	June 30	Mar 31	Dec 31	Sept 30	June 30
	2025	2024	2024	2024	2024	2023	2023	2023
('$000's)	($)	($)	($)	($)	($)	($)	($)	($)
Net (income) loss	668	2,249	103	823	490	(635)	(217)	405
Basic and diluted (earnings) loss per share	0.00	0.01	0.02	0.00	0.00	(0.00)	(0.00)	0.00

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AMARC RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED MARCH 31, 2025

These amounts are expressed in thousands of Canadian Dollars, except per share amounts. Minor differences are due to rounding.

The variations in net results over the fiscal quarters presented above relate to the Company’s mineral exploration and evaluation activities, which if undertaken typically ramp-up in the summer during the 3rd calendar quarter. See the following section of the MD&A for additional discussions.

1.5 RESULTS OF OPERATIONS

Year ended March 31, 2025

The Company recorded a net loss of $3,912,888 during the year ended March 31, 2025 compared to a net loss of $43,450 during the year ended March 31, 2024.

The following table summarizes the operating results by major categories between the years ended March 31, 2025 and 2024:

	Years ended
	March 31,
	2025	2024
	($)	($)
Exploration and evaluation assets expenditures	22,575,096	12,432,493
Administrative expenditures	1,597,495	1,161,870
Cost recoveries	(18,921,430)	(13,178,925)

A breakdown by district and project of the Company’s exploration and evaluation expenses for the years ended March 31, 2025 and 2024 is as follows:

	IKE	JOY	DUKE	OTHER	TOTAL
Year ended March 31, 2025	($)	($)	($)	($)	($)
Assays and analysis	293,030	1,009,421	554,906	4,180	1,861,537
Drilling	596,256	3,648,508	1,142,301	–	5,387,065
Environmental	16,316	54,459	24,781	533	96,089
Equipment rental	62,610	203,124	157,025	–	422,759
Freight	49,476	262,350	107,451	152	419,429
Geological, including geophysical	454,583	1,321,153	1,900,966	72,768	3,749,470
Graphics	2,236	7,310	17,643	903	28,092
Helicopter and fuel	1,031,806	2,288,980	1,148,199	–	4,468,985
Property acquisition and assessments costs	102,493	16,924	24,949	522,040	666,406
Site activities	481,900	2,590,722	1,368,652	28,555	4,469,829
Socioeconomic	91,292	206,574	189,261	22,068	509,195
Technical data	4,200	34,890	34,820	–	73,910
Travel and accommodation	25,018	200,297	187,924	9,091	422,330
	3,211,216	11,844,712	6,858,878	660,290	22,575,096

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AMARC RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED MARCH 31, 2025

	IKE	JOY	DUKE	OTHER	TOTAL
Year ended March 31, 2024	($)	($)	($)	($)	($)
Assays and analysis	15,586	418,475	983,414	36,628	1,454,103
Drilling	–	–	1,056,492	–	1,056,492
Environmental	38	31,912	40,052	–	72,002
Equipment rental	2,700	112,414	261,138	–	376,252
Freight	233	20,271	57,195	–	77,699
Geological, including geophysical	205	1,664,625	2,135,148	46,609	3,846,587
Graphics	315	4,034	23,943	–	28,292
Helicopter and fuel	–	773,615	717,773	–	1,491,388
Property acquisition and assessments costs	62,692	4,170	41,507	103,510	211,879
Site activities	4,781	1,008,727	2,001,180	4,367	3,019,055
Socioeconomic	31,633	102,482	201,906	15,673	351,694
Technical data	–	28,252	68,871	–	97,123
Travel and accommodation	3,531	88,268	255,602	2,526	349,927
	121,714	4,257,245	7,844,221	209,313	12,432,493

The Company recorded cost recoveries for the year ended March 31, 2025 of $18,811,793 (March 31, 2024 - $13,178,925). The cost recoveries are related to operations at the DUKE District and JOY District.

The Financial Statements provide a breakdown of the Company’s general and administration expenses for the years ended March 31, 2025 and 2024.

Fourth Quarter

A breakdown by district and project of the Company’s exploration and evaluation expenses for the three months ended March 31, 2025 and 2024 is as follows:

	IKE	JOY	DUKE	OTHER	TOTAL
Three months ended March 31, 2025	($)	($)	($)	($)	($)
Assays and analysis	72,643	178,719	28,675	1,900	281,937
Drilling	–	(1,815)	(1,980)	–	(3,795)
Environmental	3,239	15,808	7,079	492	26,618
Equipment rental	5,400	3,920	16,611	–	25,931
Freight	75	(13,309)	(11,789)	152	(24,871)
Geological, including geophysical	76,026	287,965	184,577	35,747	584,315
Graphics	–	3,574	(2,610)	563	1,527
Helicopter and fuel	–	–	–	–	–
Property acquisition and assessments costs	37,148	15,039	5,794	414,890	472,871
Site activities	77,915	167,844	98,042	9,549	353,350
Socioeconomic	1,708	19,854	67,776	4,343	93,681
Technical data	2,100	8,400	8,400	–	18,900
Travel and accommodation	390	12,535	7,561	6,696	27,182
	276,644	698,534	408,136	474,332	1,857,646

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AMARC RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED MARCH 31, 2025

	IKE	JOY	DUKE	OTHER	TOTAL
Three months ended March 31, 2024	($)	($)	($)	($)	($)
Assays and analysis	6,136	120,397	206,652	602	333,787
Drilling	–	–	1,056,492	–	1,056,492
Environmental	–	7,482	6,014	–	13,496
Equipment rental	2,700	1,500	81,226	–	85,426
Freight	–	–	18,006	–	18,006
Geological, including geophysical	–	94,814	435,036	15,095	544,945
Graphics	60	113	3,814	–	3,987
Helicopter and fuel	–	–	4,292	–	4,292
Property acquisition and assessments costs	12,494	1,250	3,747	390	17,881
Site activities	4,323	39,877	895,382	2,143	941,725
Socioeconomic	10,651	19,737	88,083	8,006	126,477
Technical data	–	7,620	7,680	–	15,300
Travel and accommodation	159	2,315	85,345	699	88,518
	36,523	295,105	2,891,769	26,935	3,250,332

Administrative expenditures incurred during the three-month period ended March 31, 2025 increased as compared to the three month period ended March 31, 2024. A breakdown of general and administration expenses for the fourth quarter ended March 31 of the current year and prior year is as follows:

	Fourth Quarter ended
	March 31,
	2025	2024
	($)	($)
Legal, accounting and audit	240,801	19,964
Office and administration	118,402	120,103
Rent	(13,013)	21,933
Shareholder communication	203,027	141,102
Travel and accommodation	182,451	44,515
Trust and regulatory	17,622	19,620
Total	749,290	367,237

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AMARC RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED MARCH 31, 2025

1.6 LIQUIDITY

Historically, the Company's sole source of funding has been provided from the issuance of equity securities for cash, primarily through private placements to sophisticated investors and institutions, and from director loans. In addition, the Company is and has been funded by earn-in partners on certain of its exploration projects. The Company's access to financing is always uncertain. There can be no assurance of continued access to significant equity funding to finance the Company's ongoing operations.

At March 31, 2025, the Company had a cash balance of $1,211,297 and accounts payable and accrued liabilities of $780,923.

Further advancement and development of the Company’s mineral property interests in the long run will require additional funding from a combination of the Company’s shareholders, existing or potential new partners, and debt financing. As the Company is currently in the exploration stage, it does not have any revenues from operations. Therefore, the Company relies on funding from its partners for its continuing financial liquidity and the Company relies on the equity market and debt financing as sources of funding. The Company continues to focus on preserving its cash resources while maintaining its operational activities.

The Company does not have any material capital lease obligations, purchase obligations or any other long-term obligations other than the office lease disclosed in note 14 of the audited financial statements for the year ended March 31, 2025.

1.7 CAPITAL RESOURCES

The Company has no lines of credit or other sources of financing which have been arranged or utilized. The Company has no "Purchase Obligations" defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

1.8 OFF-BALANCE SHEET ARRANGEMENTS

None.

1.9 TRANSACTIONS WITH RELATED PARTIES

The required quantitative disclosure is provided in the Financial Statements, which are publicly available on SEDAR+ at www.sedarplus.ca.

Hunter Dickinson Inc.

Hunter Dickinson Inc. (“HDI”) and its wholly-owned subsidiary Hunter Dickinson Services Inc. (“HDSI”) are private companies established by a group of mining professionals. HDSI provides contract services for a number of mineral exploration and development companies, and also to companies that are outside of the mining and mineral development space. Amarc is one of the publicly-listed companies for which HDSI provides a variety of contract services.

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AMARC RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED MARCH 31, 2025

The Company has one director in common with HDSI, namely Robert Dickinson, Executive Chair. The Company’s President, Chief Executive Officer and Director, and Corporate Secretary are employees of HDSI and work for the Company under an employee secondment arrangement between the Company and HDSI.

Pursuant to an agreement dated July 2, 2010, HDSI provides cost effective technical, geological, corporate communications, regulatory compliance, and administrative and management services to the Company, on a non-exclusive basis as needed and as requested by the Company, and as available from HDSI (the “Services Agreement”). As a result of this relationship, the Company has ready access to a range of diverse and specialized expertise on a regular basis, without having to engage or hire full-time employees or experts. The Company benefits from the economies of scale created by HDSI which itself serves several clients.

The Company is not obligated to acquire any minimum amount of services from HDSI. The monetary amount of the services received from HDSI in a given period of time is a function of annually set and agreed charge-out rates for and the time spent by each HDSI employee engaged by the Company.

HDSI also incurs third-party costs on behalf of the Company. Such third party costs include, for example, capital market advisory services, communication services and office supplies. Third-party costs are billed at cost, without markup.

There are no ongoing contractual or other commitments resulting from the Company's transactions with HDSI, other than the payment for services already rendered and billed. The agreement may be terminated upon 60 days' notice by either the Company or HDSI.

The details of transactions with HDSI and the balance due to HDSI as a result of such transactions are provided in the Financial Statements, along with the details of borrowings by the Company from Mr. Dickinson, Executive Chair.

United Mineral Services Ltd.

United Mineral Services Ltd. (“UMS”) is a privately held company wholly-owned by one of the Company’s directors. UMS is engaged in the acquisition and exploration of mineral property interests. UMS does incur third party expenses on behalf of the Company from time to time.

Details of transactions with UMS and the balance due to UMS as a result of such transactions are provided in the Financial Statements.

1.10 PROPOSED TRANSACTIONS

There are no proposed transactions requiring disclosure under this section.

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AMARC RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED MARCH 31, 2025

1.11 CRITICAL ACCOUNTING ESTIMATES

Not required. The Company is a venture issuer.

1.12 CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

The required disclosure is provided in the Financial Statements, which are publicly available on SEDAR+ at www.sedarplus.ca.

1.13 FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The carrying amounts of cash, amounts receivable, marketable securities, accounts payable and accrued liabilities, balance due to a related party, and director’s loan approximate their fair values due to their short-term nature.

1.14 OTHER MD&A REQUIREMENTS

Additional information relating to the Company is available on SEDAR+ at www.sedarplus.ca.

1.14.1 ADDITIONAL DISCLOSURE FOR VENTURE ISSUERS WITHOUT SIGNIFICANT REVENUE

(a)	capitalized or expensed exploration and development costs	See 1.5 Results of Operations above.
(b)	expensed research and development costs	Not applicable.
(c)	deferred development costs	Not applicable.
(d)	general and administration expenses	See 1.5 Results of Operations above.
(e)	any material costs, whether capitalized, deferred or expensed, not referred to in (a) through (d)	None.

1.14.2 DISCLOSURE OF OUTSTANDING SHARE DATA

The following table details the share capital structure as of the date of this MD&A:

Common Shares - issued and outstanding				224,327,364

	Exercise price	Expiry Date	Shares Issuable
	($)		(#)
Warrants	0.080	December 1, 2028	4,807,693
				4,807,693

Stock options	0.125	April 11, 2026	120,000
	0.105	March 22, 2029	5,100,000
	0.105	March 22, 2027	302,000
	0.670	February 4, 2030	290,000
	0.680	June 27, 2030	100,000
	0.770	July 9, 2027	100,000
				6,012,000

				235,147,057

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AMARC RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED MARCH 31, 2025

1.14.3 DISCLOSURE CONTROLS AND PROCEDURES

The Company has disclosure controls and procedures in place to provide reasonable assurance that any information required to be disclosed by the Company under securities legislation is recorded, processed, summarized and reported within the appropriate time periods and that required information is accumulated and communicated to the Company’s management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, so that decisions can be made about the timely disclosure of that information.

1.14.4 INTERNAL CONTROLS OVER FINANCIAL REPORTING PROCEDURES

The Company's management, including the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of the  Chief Financial Officer and Chief Executive Officer, the Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company's internal control over financial reporting includes those policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;
•

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the company; and

•

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

There has been no change in the design of the Company's internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting during the period covered by this Management's Discussion and Analysis.

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AMARC RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED MARCH 31, 2025

1.14.5 LIMITATIONS OF CONTROLS AND PROCEDURES

The Company's management, including its Chief Executive Officer and Chief Financial Officer, believe that any system of disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Furthermore, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected.

These inherent limitations include the realities that judgments in decision- making can be faulty and breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of controls. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

1.15 RISK FACTORS

The risk factors associated with the principal business of the Company are discussed below. Briefly, these include the highly speculative nature of the mining industry characterized by the requirement for large capital investment from an early stage and a very small probability of finding economic mineral deposits.

In addition to the general risks of mining, there are country-specific risks associated with operations, including political, social, and legal risk.

Due to the nature of the Company's business and the present stage of exploration and development of its projects, the Company may be subject to significant risks. Readers should carefully consider all such risks set out in the discussion below. The Company's actual exploration and operating results may be very different from those expected as at the date of this MD&A.

Exploration and Mining Risks

Resource exploration, development, and operations are highly speculative, characterized by a number of significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate, including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits which, though present, are insufficient in quantity and quality to return a profit from production. Few properties that are explored are ultimately developed into producing mines. Unusual or unexpected formations, formation pressures, fires, power outages, labour disruptions, flooding, explosions, cave-ins, landslides and the inability to obtain suitable or adequate machinery, equipment or labour are other risks involved in the operation of mines and the conduct of exploration programs. The Company will rely on consultants and others for exploration, development, construction and operating expertise. Substantial expenditures are required to establish mineral resources and mineral reserves through drilling, to develop metallurgical processes to extract the metal from mineral resources, and in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining.

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AMARC RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED MARCH 31, 2025

No assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are:

•	the particular attributes of the deposit, such as size, grade and proximity to infrastructure;
•	metal prices, which may be volatile, and are highly cyclical; and
•	government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals, and environmental protection.

The exact effect of these factors cannot accurately be predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.

The Company will carefully evaluate the political and economic environment in considering any properties for acquisition. There can be no assurance that additional significant restrictions will not be placed on the Company's projects and any other properties the Company may acquire, or its operations. Such restrictions may have a material adverse effect on the Company's business and results of operation.

First Nations

Our properties are located within First Nations asserted traditional territories, and the exploration and development of these properties may affect, or be perceived to affect, asserted aboriginal rights and title, which has the potential to manifest permitting delays or opposition by First Nations communities.

The Company is working to establish positive relationships with First Nations. As part of this process the Company may enter into agreements commensurate with the stage of activity, with First Nations in relation to current and future exploration and any potential future production. This could reduce expected earnings.

Changes in Federal and Provincial Government Rules, Regulations or Agreements, or Their Application, May Negatively Affect the Company’s Ownership Rights, Its Access to or Its Ability to Advance the Exploration and Development of its Mineral Properties

The federal and provincial governments currently have in place or may in the future implement laws, regulations, policies or agreements that may negatively affect the Company’s ownership rights with respect to its mineral properties or its access to the properties. These may restrain or block the Company’s ability to advance the exploration and development of its mineral properties or significantly increase the costs and timeframe to advance the properties.

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AMARC RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED MARCH 31, 2025

Future Profits/Losses and Production Revenues/Expenses

The Company has no history of operations and expects that its losses will continue for the foreseeable future. No deposit that has been shown to be economic has yet been found on the Company's projects. There can be no assurance that the Company will be able to acquire any additional properties. There can be no assurance that the Company will be profitable in the future. The Company's operating expenses and capital expenditures may increase in subsequent years as needed consultants, personnel and equipment associated with advancing exploration, development and commercial production of the Company's projects and any other properties the Company may acquire, are added. The amounts and timing of expenditures will depend on:

•	the progress of ongoing exploration and development;
•	the results of consultants' analyses and recommendations;
•	the rate at which operating losses are incurred;
•	the execution of any joint venture agreements with strategic partners; and
•	the acquisition of additional properties and other factors, many of which are beyond the Company's control.

The Company does not expect to receive revenues from operations in the foreseeable future, if at all. The Company expects to incur losses unless and until such time as the projects the Company advances, or any other properties the Company may acquire, enter into commercial production and generate sufficient revenues to fund its continuing operations.

The development of mineral properties will require the commitment of substantial resources to conduct the time-consuming exploration and development of the properties. There can be no assurance that the Company will generate any revenues or achieve profitability. There can be no assurance that the underlying assumed levels of expenses will prove to be accurate.

Additional Funding Requirements

The Company has limited working capital as at the current reporting date.

Further exploration on, and development of, the Company's projects will require additional resources and funding. The Company currently does not have sufficient funds to fully develop these projects. In addition, a positive production decision, if achieved, would require significant funding for project engineering and construction. Accordingly, the continuing development of the Company's properties will depend upon the Company's ability to obtain financing through debt financing, equity financing, the joint venturing of projects, or other means.

There is no assurance that the Company will be successful in obtaining the required financing for these or other purposes, including for general working capital.

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AMARC RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED MARCH 31, 2025

Competitors in the Mining Industry

The mining industry is competitive in all of its phases, including financing, technical resources, personnel and property acquisition. It requires significant capital, technical resources, personnel and operational experience to effectively compete in the mining industry. Because of the high costs associated with exploration, the expertise required to analyze a project's potential and the capital required to develop a mine, larger companies with significant resources may have a competitive advantage over Amarc. Amarc faces strong competition from other mining companies, some with greater financial resources, operational experience and technical capabilities than those that Amarc possesses. As a result of this competition, Amarc may be unable to maintain or acquire financing, personnel, technical resources or attractive mining properties on terms Amarc considers acceptable or at all.

Risks That Are Not Insurable

Hazards such as unusual or unexpected geological formations and other conditions are involved in mineral exploration and development. Amarc may become subject to liability for pollution, cave-ins or hazards against which it cannot insure. The payment of such liabilities could result in increases in Amarc's operating expenses which could, in turn, have a material adverse effect on Amarc's financial position and its results of operations. Although Amarc maintains liability insurance in an amount which it considers adequate, the nature of these risks is such that the liabilities might exceed policy limits, the liabilities and hazards might not be insurable against, or Amarc might elect not to insure itself against such liabilities due to high premium costs or other reasons. In these events, Amarc could incur significant liabilities and costs that could materially increase Amarc's operating expenses.

Environmental Matters

All of the Company's operations will be subject to environmental regulations, which can make operations more expensive or potentially prohibit them altogether.

The Company may be subject to the risks and liabilities associated with potential pollution of the environment and the disposal of waste products that could occur as a result of its activities.

To the extent the Company is subject to environmental liabilities, the payment of such liabilities or the costs that it may incur to remedy environmental pollution would reduce funds otherwise available to it and could have a material adverse effect on the Company. If the Company is unable to fully remedy an environmental problem, it might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy. The potential exposure may be significant and could have a material adverse effect on the Company.

All of the Company's activities are or will be subject to regulation under one or more environmental laws and regulations. Many of the regulations require the Company to obtain permits for its activities. The Company must update and review its permits from time to time, and is subject to environmental impact analyses and public review processes prior to approval of the additional activities. It is possible that future changes in applicable laws, regulations and permits or changes in their enforcement or regulatory interpretation could have a significant impact on some portion of the Company's business, causing those activities to become economically unattractive at that time.

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AMARC RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED MARCH 31, 2025

Market for Securities and Volatility of Share Price

There can be no assurance that an active trading market in the Company's securities will be established or sustained. The market price for the Company's securities is subject to wide fluctuations. Factors such as announcements of exploration results, as well as market conditions in the industry, may have a significant adverse impact on the market price of the securities of the Company. Shares of the Company are suitable only for those who can afford to lose their entire investment. The stock market has from time to time experienced extreme price and volume fluctuations, which have often been unrelated to the operating performance of particular companies.

Conflicts of Interest

Certain of the Company's directors and officers may serve as directors or officers of other companies or companies providing services to the Company or they may have significant shareholdings in other companies. Situations may arise where these directors and/or officers of the Company may be in competition with the Company. Any conflicts of interest will be subject to and governed by the law applicable to directors' and officers' conflicts of interest. In the event that such a conflict of interest arises at a meeting of the Company's directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In accordance with applicable laws, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company.

Payment of Dividends Unlikely

There is no assurance that the Company will pay dividends on its shares in the near future. The Company will likely require all its funds to further the development of its business.

Lack of Revenues; History of Operating Losses

The Company does not have any operational history or earnings and has incurred net losses and negative cash flow from its operations since incorporation. Although the Company will hope to eventually generate revenues, significant operating losses are to be anticipated for at least the next several years and possibly longer. To the extent that such expenses do not result in the creation of appropriate revenues, the Company's business may be materially adversely affected. It is not possible to forecast how the business of the Company will develop.

General Economic Conditions

Market conditions and unexpected volatility or illiquidity in financial markets may adversely affect the prospects of the Company and the value of its shares.

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AMARC RESOURCES LTD. MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED MARCH 31, 2025

Information Systems and Cyber Security

The Company’s operations depend on information technology (“IT”) systems. These IT systems include the IT systems of HDSI which provides technical, management and administrative services to the Company under the Services Agreement. These IT systems are used by us to store sensitive data in the ordinary course of our business, including personal information of our employees, as well as proprietary and confidential business information relating to ourselves and in some cases, our service providers, investors and other stakeholders. These IT systems could be subject to network disruptions caused by a variety of sources, including computer viruses, security breaches and cyber-attacks, as well as disruptions resulting from incidents such as cable cuts, damage to physical plants, natural disasters, terrorism, fire, power loss, vandalism and theft.  The Company’s operations also depend on the timely maintenance, upgrade and replacement of networks, equipment, IT systems and software, as well as pre-emptive expenses to mitigate the risks of failures and to address the threat of attacks.  Any of these and other events could result in information system failures, delays and/or increase in capital expenses.  The failure of information systems or a component of information systems could, depending on the nature of any such failure, adversely impact the Company’s reputation and results of operations.  There is a risk that the Company or HDSI may be subject to cyber-attacks or other information security breaches which could result in material loss to the Company and could severely damage our reputation, compromise our IT systems and result in a loss or escape of sensitive information, a misappropriation of assets or incidents of fraud, disrupt our normal operations, and cause us to incur additional time and expense to remediate and improve our information systems.  While we employ security measures in respect of our information and data, we cannot be certain that we will be successful in securing this information and data and there may be instances where we are exposed to malware, cyber-attacks or other unauthorized access or use of our information and data.  The Company’s risk and exposure to these matters cannot be fully mitigated because of, among other things, the evolving nature and sophistication of these cyber-attacks and potential security breaches. In addition, the Company is dependent on the efforts of HDSI to mitigate its IT systems from cyber-attacks and other information breaches.  As a result, cyber security and the continued development and enhancement of controls, processes and practices designed to protect systems, computers, software, data and networks from attack, damage or unauthorized access remain a priority but may not ultimately defeat all potential attacks.  As cyber threats continue to evolve, the Company may be required to expend additional resources to continue to modify or enhance protective measures or to investigate and remediate any security vulnerabilities.

Reliance on Key Personnel

The Company will be dependent on the continued services of its senior management team, and its ability to retain other key personnel. The loss of such key personnel could have a material adverse effect on the Company. There can be no assurance that any of the Company's employees will remain with the Company or that, in the future, the employees will not organize competitive businesses or accept employment with companies competitive with the Company.

Furthermore, as part of the Company's growth strategy, it must continue to hire highly qualified individuals. There can be no assurance that the Company will be able to attract, assimilate or retain qualified personnel in the future, which would adversely affect its business.

Subsequent Events

On July 7, 2025, the Company announced the appointment of Carol Li as CFO of the Company effective July 19, 2025, and the resignation of Thomas Wilson as CFO of the Company.

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